Exhibit (a)(1)(xiv)

MEMORANDUM OF UNDERSTANDING

The undersigned parties to the actions pending in the Court of Chancery of the State of Delaware, in and for the County of New Castle, consolidated under the caption In Re Net2Phone Inc. Shareholders Litigation, C.A. No. 1467-N (the “Delaware Action”) and the undersigned parties to the action pending in the Superior Court of New Jersey, Chancery Division, Essex County, titled Spring Partners LLC on behalf of itself and all others similarly situated v. Net2Phone Inc. et al. (the “New Jersey Action”), by counsel identified below, have reached an agreement in principle providing for a Settlement on the terms and subject to the conditions set forth below.

WHEREAS, on June 29, 2005, IDT Corporation (“IDT”) announced its intention to commence a tender offer for all outstanding shares of Net2Phone Inc. (“Net2Phone” or “the Company”) it did not already own (the “Tender Offer”), and that the Tender Offer would be at a price of $1.70 per share in cash.

WHEREAS, the closing of the Tender Offer was subject to certain conditions, including the non-waivable condition that a majority of the shares not owned by IDT must be tendered and accepted by IDT and the waivable condition that at least 90% of such shares be tendered and accepted by IDT.

WHEREAS, IDT also announced on June 29, 2005 that if it completed the Tender Offer (subject to the conditions thereto), IDT would then effect a merger of Net2Phone with and into a subsidiary of IDT pursuant to 8 Del. C. § 253 (the “short-form merger” and, collectively with the Tender Offer, the “Transaction”) at the same consideration.

WHEREAS, also on June 29, 2005, Net2Phone announced that its board of directors had formed a “committee of independent directors” consisting of James R. Mellor, Jesse P. King and Marc J. Oppenheimer

(the “Special Committee”) to review and approve or disapprove of agreements and other material issues between IDT and Net2Phone, and that the Special Committee had retained The Blackstone Group (“Blackstone”) as its financial adviser and Kirkland & Ellis LLP (“Kirkland & Ellis”) as its legal counsel.

WHEREAS, pursuant to the authority delegated by the Company’s Board of Directors, the Special Committee, with the assistance of its independent counsel, financial advisors and intellectual property valuation advisors, represents that it conducted a due diligence review with respect to the accounting, benefits, tax, regulatory, real estate, environmental, intellectual property, litigation and insurance aspects of the Company, including meetings with the Company’s senior management, to assess the Company’s business, operations, strategy and prospects;

WHEREAS, Plaintiff Spring Partners LLC commenced an action in the New Jersey Superior Court on June 30, 2005 (the “New Jersey Action”) and Plaintiffs Israel Nekritz, Melly Hamel, George Grossberger, William Lattarulo and Weida Li commenced separate actions in the Delaware Court of Chancery (the “Delaware actions”) beginning on July 6, 2005. All of the actions were brought as putative class actions on behalf of Net2Phone shareholders and against IDT, Net2Phone and the directors of Net2Phone (“Defendants”), and all challenged the Transaction. (The New Jersey action and the Delaware actions are hereinafter referred to collectively as the “Actions”).

WHEREAS, the Delaware actions were consolidated under the title In Re:Net2Phone, Inc. Shareholders Litigation, C.A. No. 1467-N, pursuant to an Order of the Delaware Court of Chancery of July 27, 2005, and Wolf Popper LLP and Zimmerman Levi & Korsinsky were appointed plaintiffs’ co-lead counsel in the Delaware actions.

WHEREAS, on July 7, 2005, the Special Committee of Net2Phone’s board inquired of IDT whether it would be willing to sell its shares in Net2Phone to a third party if that third party were willing to acquire all of Net2Phone.

WHEREAS, on July 8, 2005, IDT’s counsel advised that it was not interested in selling its shares in Net2Phone to a third party.

WHEREAS, on September 6, 2005, IDT advised Net2Phone that it was changing the form of consideration in its proposed offer from cash to IDT stock, with each share of Net2Phone to receive 0.1283 IDT shares and fractional shares to be paid in cash. Based on the $12.91 closing price of Net2Phone stock on September 6, 2005, this consideration had an imputed value of $1.65 per share.

WHEREAS, following the commencement of the Actions, Plaintiffs’ lead counsel in the Delaware actions and counsel for plaintiff in the New Jersey action (hereinafter referred to collectively as “Plaintiffs’ Lead Counsel”) retained and consulted with David Fuller of Value Inc., and Michael Marek of Financial Markets Analysis LLC (“FMA”) as their respective valuation experts, and on November 3, 2005 made an in person presentation with FMA to an executive officer of IDT and to IDT’s counsel, Kramer Levin Naftalis & Frankel LLP, with respect to plaintiffs’ valuation of Net2Phone common stock and with respect to the proposed Transaction (as revised on September 6, 2005). This in person presentation was accompanied by a written evaluation by FMA furnished to IDT. The presentation and written evaluation were based on publicly available information and valued Net2Phone at a range of from $2.00 to $2.50 per share. The substance of plaintiffs’ presentations at those meetings as to the valuation of Net2Phone common shares was reported to IDT’s principal officers.

WHEREAS, during the period November 3, 2005 through November 9, 2005, Plaintiffs’ Lead Counsel and IDT’s counsel continued discussions and negotiations as to the appropriate valuation of Net2Phone common shares and the range of value at which plaintiffs would be willing to settle the Actions. As part of these discussions, on November 8, 2005, Plaintiffs’ Lead Counsel sent a letter to IDT’s counsel offering to settle the Actions for, inter alia, $2.00 per share in cash or, alternatively, $2.25 per share in IDT stock. The discussions and negotiations were reported to IDT’s officers as well.

WHEREAS, on November 8, 2005, IDT’s counsel responded to Plaintiffs’ Lead Counsel’s letter and indicated that plaintiffs’ proposal of $2.00 per share in cash would be acceptable to IDT.

WHEREAS, on November 8, 2005, the Special Committee met telephonically with its legal and financial advisers. Kirkland & Ellis reviewed the Special Committee’s responsibilities in connection with its review and consideration of $2.00 per share in cash offer, including its responsibilities under Rule 14e-2, as promulgated under the Securities Exchange Act of 1934, that provides that the Special Committee could recommend acceptance or rejection of the offer, remain neutral toward the offer or be unable to take a position with respect to the offer. Blackstone then reviewed for the Special Committee its processes, how it would prepare its financial analysis of the $2.00 per share in cash offer and the timing of its procedures relating to such offer. The Special Committee asked questions of Kirkland & Ellis and Blackstone and engaged in a discussion regarding the potential offer and possible responses and tactics, and informally decided that it would likely not oppose a cash tender offer at $2.00 per share or higher.

WHEREAS, on November 9, 2005, Kirkland & Ellis met telephonically with Mr. Ira Greenstein of IDT to inform him that Kirkland & Ellis did not believe that the Special Committee would oppose a cash tender offer at $2.00 per share.

WHEREAS, on November 9, 2005, after Plaintiffs’ Lead Counsel reviewed relevant draft portions of the IDT Tender Offer proposed to be filed with the SEC concerning IDT’s valuation of Net2Phone, Plaintiffs’ Lead Counsel informed IDT’s counsel that Plaintiffs’ agreement to the $2.00 cash proposal was subject to the execution of a written agreement in principle, the negotiation of additional disclosures to be made in documents to be filed in connection with the Transaction, confirmatory discovery and customary due diligence.

WHEREAS, thereafter, on November 10, 2005, NTOP Acquisition, Inc. (“NTOP”) a wholly owned subsidiary of IDT, filed and commenced its Tender Offer at $2.00 per Net2Phone share to expire on December 12, 2005 at 5:00 p.m.

WHEREAS, IDT acknowledges that its decision to increase the initial consideration in the Transaction resulted in part from (i) its desire to resolve the claims in plaintiffs’ complaints in the Actions, and (ii) the negotiations and discussions with Plaintiffs’ Lead Counsel.

WHEREAS, on November 15, 2005, Net2Phone received three notices from Altice One, a European cable operator, and its affiliate, that due to a change in control of Altice One, they were terminating each of the three agreements between Altice One and the Company. Together with the notices of termination, Altice One also wired to Net2Phone approximately $18.8 million in cash, an amount Altice One asserted was in full satisfaction of its buyout payment obligations with respect to the agreement terminations.

WHEREAS, on November 15, 2005, counsel for IDT was informed of the cash payment of $18.8 million to the Company, and that the Company had demanded an additional payment of $29 million from Altice One which the Company asserted was required pursuant to the buyout provisions of the agreement between the Company and Altice One.

WHEREAS, on November 16, 2005 and November 21, 2005, counsel to the Special Committee informed counsel to IDT that, in light of the recent Altice One development, it would consider opposing the Tender Offer at $2.00 per share.

WHEREAS, on November 21, 2005, Plaintiffs’ Co-Lead Counsel wrote a letter to counsel for IDT citing the changed circumstances of the Altice One termination, and requesting that the price to be paid for each share of Net2Phone stock in the Transaction be further increased to at least $2.25 per share.

WHEREAS, by letter, on November 23, 2005, IDT informed the Special Committee that it would not be willing to increase the offer price following the developments concerning Altice One and set forth its reasons.

WHEREAS, on November 23, 2005, the Special Committee determined not to take a position on the Tender Offer.

WHEREAS, on November 25, 2005, Net2Phone filed its Schedule 14D-9 informing the Net2Phone shareholders it would remain neutral, make no recommendation, and express no opinion, on the Tender Offer. Further, the Special Committee informed Net2Phone shareholders that although it had decided to remain neutral and make no recommendation with respect to the Offer, the members of the Special Committee, in their capacity as stockholders of the Company, and not as members of the Special Committee, had determined that they will not tender any shares they own pursuant to the offer.

WHEREAS, thereafter, Plaintiffs’ Lead Counsel continued their negotiations with IDT’s counsel.

WHEREAS, on December 2, 2005, counsel for IDT and Plaintiffs’ Lead Counsel reached an agreement in principle, subject to additional discovery as provided herein, providing for the settlement of the Actions (the “Settlement”) on the terms and subject to the conditions set forth below, consisting substantially of IDT’s agreement to increase the price to be paid in the Transaction to $2.05 in cash for each Net2Phone share exchanged, and provided (among other things) that the Special Committee, acting for the Company, and Plaintiffs’ Lead Counsel reached agreement on supplemental disclosures to be made in an amendment to Net2Phone’s Schedule 14D-9 filed with the SEC.

WHEREAS, IDT acknowledges that its decision to increase the price from $2.00 per Net2Phone share to $2.05 per Net2Phone share resulted in material part from (i) its desire to resolve the claims in plaintiffs’ complaints, and (ii) the further negotiations and discussions with Plaintiffs’ Lead Counsel following the commencement of the Tender Offer.

WHEREAS, Plaintiffs’ Lead Counsel have negotiated with counsel for the Company and the Special Committee with regard to the additional disclosures to be made in an amendment to Net2Phone’s Schedule 14D-9.

WHEREAS, IDT has stated that, following a successful completion of the Tender Offer, (i) if IDT owns at least 90% of the outstanding common stock of Net2Phone, and as soon as practicable thereafter, IDT would then effect the short-form merger and (ii) if IDT owns less than 90% of the outstanding common stock, IDT intended to effect a long-form merger. In any such merger, each remaining publicly held Net2Phone share would be converted into the right to receive $2.05 in cash, except to the extent shareholder appraisal rights are properly perfected under Delaware law.

WHEREAS, on December 12, 2005 the parties executed a Memorandum of Understanding reflecting the terms and conditions agreed to on December 2, 2005, including a provision that the Settlement of the Actions shall be conditioned on the closing of the Transaction.

WHEREAS, on December 13, 2005, NTOP announced the increase in the Tender Offer price to $2.05 net per share in cash and an extension of the Tender Offer to December 28, 2005 at 5:00 p.m.

WHEREAS, on December 19, 2005, the Company filed an amended Schedule 14D-9 with the additional disclosures requested by Plaintiffs’ Lead Counsel. In the amended Schedule 14D-9, shareholders were informed that the Special Committee continued to remain neutral, make no recommendation, and express no opinion on the $2.05 per share Tender Offer.

WHEREAS, based on the number of Net2Phone shares tendered in the Tender Offer prior to the extension announced on December 13, 2005, the parties believe that there is a possibility that less than 90% of the outstanding shares of Net2Phone will be owned by IDT and NTOP following the closing of the Tender Offer and that a short-form merger will not occur.

WHEREAS, on December 20, 2005, IDT announced that it is waiving the 90% ownership condition set forth in the Tender Offer materials, so that it is possible that less than 90% percent of the outstanding shares of Net2Phone will be owned by IDT following the closing of the Tender Offer and the short-form merger will not occur.

WHEREAS, Plaintiffs’ Lead Counsel represents that they engaged in a substantial investigation of the claims asserted in the Action, and retained and consulted with their financial advisers, FMA, and Value, Inc., with respect to an evaluation of the Transaction.

WHEREAS, the negotiations between Plaintiffs’ Lead Counsel and Defendants’ counsel were conducted at arms’-length and in good faith with a view toward the settlement of the Actions. As part of these negotiations, Plaintiffs’ counsel sought, among other things, (i) an increase in the consideration to be paid to the public stockholders of Net2Phone in the Transaction, and (ii) the disclosure of additional information concerning the Transaction in the public filings the Company made with the SEC concerning the same.

NOW, THEREFORE, IT IS HEREBY AGREED among the parties hereto that the following sets forth the terms of their agreement in principle to settle this matter:

1.	The Settlement of the Action shall be conditioned on the closing of the Tender Offer.

2.	NTOP has amended and extended the Tender Offer to December 28, 2005, and has increased the consideration to be paid by NTOP under the amended Tender Offer and any subsequent short-form merger to $2.05 in cash for each share of Net2Phone stock, subject to the same conditions as in the initial Tender Offer.

3.	IDT and NTOP have filed an amendment to their Schedule TO disclosing the intention to waive the 90% condition if such condition is not satisfied.

4.	The Special Committee on behalf of Net2Phone has made the additional disclosures requested by Plaintiffs’ Lead Counsel, as set forth in Exhibit A hereto, in an amendment to its Schedule 14D-9.

5.	Plaintiffs’ Lead Counsel shall be given the opportunity to review in advance any additional disclosures that might be made to Net2Phone shareholders related to any short-form merger and shareholder appraisal rights. Defendants shall negotiate in good faith any comments received from Plaintiffs’ Lead Counsel regarding those disclosure materials.

6.	The parties shall conduct such reasonable additional discovery as the parties agree or the Court orders is necessary and appropriate to confirm the fairness and reasonableness of the terms of the Settlement.

7.	Plaintiffs reserve the right to withdraw from the terms of this Memorandum of Understanding and the proposed Settlement in the event the remaining discovery reveals material facts not presently known to Plaintiffs’ Lead Counsel that are materially inconsistent with the fairness of the proposed Settlement to the Class.

8.	Defendants reserve the right to withdraw from the terms of this Memorandum of Understanding or from the proposed Settlement after execution of the Stipulation (as defined in paragraph 9 below) in the event that an injunction is issued enjoining the amended Tender Offer and/or the Transaction.

9.

The parties to the Actions will attempt in good faith to negotiate and execute an appropriate Stipulation of Settlement (the “Stipulation”) and such other documentation as may be required in order to obtain final Delaware Court of Chancery approval of the Settlement and the dismissal of the Actions upon the terms set forth in this Memorandum of Understanding (collectively, the “Settlement Documents”). The Settlement Documents will be prepared, executed, and submitted to the Delaware

Court of Chancery for approval at the earliest practicable time and will expressly provide, among other things, that: (a) Defendants have denied, and continue to deny, that they have committed any violation of law or engaged in any of the wrongful acts alleged in the Action; (b) Defendants assert that they are entering into the Stipulation because the proposed Settlement would eliminate the burden and expense of further litigation; and (c) Plaintiffs’ Lead Counsel, having made an investigation of the facts, believe that the proposed Settlement, is fair, reasonable, and adequate and in the best interests of Plaintiffs and the proposed Class (as defined below).

10.

The Stipulation will further provide for, among other things: (a) appropriate certification of a Class as described in paragraph 11 below, (b) the entry of a judgment dismissing the Delaware actions with prejudice and (c) the release of any known or unknown claims that have been, could have been, or in the future can or might be asserted in any court, tribunal or proceeding (including but not limited to any claims arising under federal, state, foreign or common law, including the federal securities laws and any state disclosure law), by or on behalf of any member of the class, whether individual, class, derivative, representative, legal, equitable, or any other type or in any other capacity against defendants or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, insurers, consultants, accountants, investment bankers, commercial bankers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”), which have arisen, arise now or hereafter may arise out of or relate in any manner to the allegations, facts or any other matter whatsoever set forth in or otherwise related, directly or indirectly to the allegations in the complaints in the Actions, the Tender Offer, the Transaction (including all amendments and supplements or any subsequent short-form merger), or any fiduciary and disclosure obligations of any of the Released Persons related to any of the foregoing, but excluding any claims to enforce the Settlement, any claims by Net2Phone shareholders for appraisal pursuant to 8 Del. C. § 262 (the “Release”) so long as the statutory requirements for such appraisal are met, and any claims by non-tendering Net2Phone shareholders arising out of, or relating to, any subsequent long-form merger proposed or effectuated by NTOP or IDT with Net2Phone, or any of their affiliates, or the non-occurrence of such long form merger. Except as otherwise provided in this paragraph 10, the parties granting releases under this paragraph waive their rights, to the extent permitted by state law, federal law, foreign law or principles of common law (including Section 1542 of the California Civil Code), that may have the effect of limiting the releases set forth in this paragraph.

11.	For the purpose of settlement of the Actions consistent with the terms of this Memorandum of Understanding, the parties will jointly submit to the Delaware Chancery Court in connection with the Stipulation, a proposed order (the “Order”) providing, among other things, for conditional certification of a Class pursuant to Rule 23 of the Rules of the Court of Chancery, solely for the purpose of consummating and effectuating the proposed Settlement, consisting of all record and beneficial owners of Net2Phone common stock from June 29, 2005 through the date of consummation of the Tender Offer (the “Class”), including the legal representatives, heirs, executors, administrators, transferees, successors and assigns of such holders and/or owners, but excluding defendants and their heirs and assigns.

12.

The parties to the Actions, through their counsel, will present the Stipulation and Settlement to the Delaware Court of Chancery for hearing and approval as soon as practicable following appropriate notice to the members of the Class (to be paid by IDT), and will use their best efforts to obtain final Delaware Court of Chancery approval of the Stipulation and Settlement, including dismissal of the

Delaware actions with prejudice and the release of all claims as set forth above. It is expressly acknowledged that the Tender Offer and short-form merger may be closed prior to final Delaware Court of Chancery approval of the Settlement. As used in this Memorandum of Understanding, “final Delaware Court approval” of the Settlement means that the Delaware Court of Chancery has entered an Order approving the Settlement in accordance with the Stipulation and that Order is finally affirmed on appeal or is no longer subject to appeal.

13.	Upon final approval by the Delaware Court of Chancery (provided that such final approval is sustained and left undisturbed on any appeal that might be taken therefrom) the parties will take all action necessary for the New Jersey Court to dismiss the New Jersey action with prejudice on grounds of res judicata.

14.	Plaintiffs’ Lead Counsel and counsel for defendants shall negotiate in good faith with respect to the amount of any application for fees and expenses that Plaintiffs’ Lead Counsel shall make in connection with the Settlement and which defendants will not oppose. Such application shall be made in the Delaware Court of Chancery by Plaintiffs’ Lead Counsel on behalf of all plaintiffs’ counsel in the Delaware actions and the New Jersey action. In the event that the parties cannot agree on the amount of fees and expenses to be sought by plaintiffs, Plaintiffs’ Lead Counsel reserve the right to make a joint fee application in the Delaware Court of Chancery, and defendants reserve the right to oppose any such application. It is expressly acknowledged that no payment for fees and expenses shall be made to plaintiffs’ counsel in the Actions unless and until the occurrence of final Delaware Chancery Court approval of the Settlement and the dismissal of the Delaware actions and the New Jersey action, with prejudice. In the event that the Settlement is consummated and the Transaction closes, IDT agrees to be responsible for the payment of any award of attorneys’ fees and expenses awarded by the Delaware Chancery Court pursuant to the Settlement.

15.	Pending the preparation of the Stipulation and other documents, and their presentation to the Court for its approval, all parties agree that all proceedings in the Actions shall be suspended, except for the confirmatory discovery provided herein, matters designed to present the Settlement to the Court for approval, or effectuate or protect its terms, and any other matters as to which the parties may expressly agree.

16.	Defendant IDT shall cause the dissemination of notice of the Settlement as directed by the Court and shall pay all costs incurred in providing such notice and the cost of administration of the Settlement.

17.	Should the Stipulation not be executed or the Settlement not be approved by the Court after Notice and a Hearing, or should the New Jersey action not be dismissed with prejudice, the proposed Settlement shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to the Actions. In such event, neither the existence of this Memorandum of Understanding (or any draft thereof), nor its terms shall be admissible in evidence or referred to for any purpose in the Actions, or in any other litigation or proceeding.

18.	This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto and the transmission of an original signature page electronically shall constitute valid execution of the agreement. Copies of this Memorandum of Understanding executed in counterpart shall constitute one agreement.

19.	This Memorandum of Understanding and the Settlement contemplated by it shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to Delaware’s rules with respect to conflict of laws.

20.	This Memorandum of Understanding may be modified or amended only by a writing signed by all parties hereto.

21.	This Memorandum of Understanding shall supersede the Memorandum of Understanding executed by the parties on December 12, 2005.

22.	Except as otherwise provided herein, this Memorandum of Understanding shall be binding upon and shall inure to the benefit of the parties and their respective agents, successors, executors, heirs, and assigns.

23.	The parties to this Memorandum of Understanding agree (a) to use their best efforts to achieve the Settlement as set forth herein and the dismissal of the Actions with prejudice in accordance with the terms of this Memorandum of Understanding; (b) to cause the timely occurrence of all events or other circumstances described herein; and (c) to use their best efforts to have any collateral attack in any jurisdiction on this Settlement or the Transaction promptly dismissed based upon, among other things, the res judicata effect of this Settlement.

Dated: December     , 2005

THE BRUALDI LAW FIRM

/s/ RICHARD B. BRUALDI

Richard B. Brualdi 29 Broadway, Suite 2400 New York, New York 10006 (212) 952-0602

Counsel for Plaintiff in the New Jersey Action

WOLF POPPER LLP

/s/ ROBERT C. FINKEL

Robert M. Kornreich Robert C. Finkel 845 Third Avenue New York, New York 10022 (212) 759-4600

ZIMMERMAN LEVI & KORSINSKY

/s/ EDUARD KORSKINSKY

Eduard Korskinsky 39 Broadway New York, New York 10006 (212) 363-7500

Plaintiffs’ Co-Lead Counsel in the Delaware Actions

ROSENTHAL MONHAIT GROSS & GODDESS, P.A.

Carmella P. Keener 919 Market Street Suite 1401 P.O. Box 1070 Wilmington, Delaware 19801-1070 (302) 656-4433

Plaintiffs Liaison Counsel in the Delaware Actions

KRAMER LEVIN NAFTALIS & FRANKEL, LLP

/s/ JONATHAN M. WAGNER

Jonathan M. Wagner, Esq. 1177 Avenue of the Americas New York, New York 10036 (212) 715-9393

MORRIS, NICHOLS, ARSHT & TUNNEL

/s/ R. JUDSON SCAGGS, JR.

R. Judson Scaggs, Jr. (DSBA No. 2676) 1201 N. Market Street P.O. Box 1347 Wilmington, DE 19899-1347

Counsel for Defendant IDT Corporation

KIRKLAND & ELLIS, LLP

Yosef J. Riemer, Esq. Citicorp Center 153 East 53rd Street New York, New York 10022 (212) 446-4802

POTTER ANDERSON & CORROOON LLP

Michael D. Goldman, Esq. 1313 North Market Street Hercules Plaza - 6th Floor P.O. Box 951 Wilmington, DE 19899-6007 (302) 984-6007

Counsel for Jesse P. King, Harry C. McPherson, Jr. James R. Mellor, Marc J. Oppenheimer and Michael J. Weiss

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Paul J. Lockwood (DSBA No. 3369) One Rodney Square P.O. Box 636 Wilmington, DE 19899

-and-

Jonathan Lerner, Esq. Four Times Square New York, New York 10036

Attorneys for Net2Phone Corporation, Liore Ahoy, James A. Courter, Stephen M. Greenberg, and Howard S. Jonas

EXHIBIT A

14D-9 DISCLOSURES

1.	Identify the “disinterested directors” of Net2Phone who are not members of the Special Committee.

2.	(a) Disclose more detail about the nature and status of the claim being asserted by Net2Phone against Altice One arising from the termination of its agreements with Altice One.

(b) The parties acknowledge that the disclosures requested in this section 2(a) may be restricted by confidentiality provisions in the Company’s agreements with Altice One and, therefore, may be restricted in order to comply with these provisions.

3.	Page 16, paragraph 5: Identify the two deficiencies in the Company’s financial controls that the Company identified in the first fiscal quarter for 2005 and whether and when the Company remedied those two deficiencies.

4.	Page 17, paragraph 7: Disclose the range of tentative valuations of the Company that the Independent Committee discussed on June 3, 2005, including the circumstances affecting such tentative valuations.

5.	Page 25, paragraph 4: Explain in what respect, according to Kirkland & Ellis, the provisions relating to the material adverse effects condition and litigation condition were too broad and Kramer Levin’s responses to these statements. As this MOU would require an amendment to the Schedule TO, state whether IDT has amended the material adverse effects condition and litigation condition in response to Kirkland & Ellis’ comments and, to the extent IDT makes the Independent Committee aware of the same, IDT’s reasons, if any, for modifying or not modifying those conditions.

6.	Page 26, second paragraph: Describe the proposals of the Independent Committee about which the Independent Committee authorized Mr. Fraidin to contact Mr. Dienstag.

7.	Page 26, third paragraph: Disclose IDT’s response, if any, to the Independent Committee’s request to declare a special dividend if IDT did not increase its Offer Price.

8.	Page 37, “Conditions of the Offer”: Identify which conditions, in the view of the Independent Committee, “provide IDT with significant discretion to determine not to complete the offer.”

9.	Page 47, item 5: Disclose each of the fees received or to be received by Blackstone, including the amount of the “transaction fee” and the amount, if any, relating to any opinion (initial or subsequent) which Blackstone gave, will give, or stood ready to give.

10.	Page 37:

(a) With regard to the statement that the Independent Committee did not ask Blackstone to provide an opinion as to fairness of the Offer Price, disclose whether the Independent Committee discussed whether to request such opinion and the reason why the Special Committee did not request such opinion.

(b) Disclose whether Blackstone was ready to deliver an informal or preliminary opinion, as to the fairness of the Offer Price, if it was requested to deliver any such opinion and if not, the reason why such opinion was not delivered to the Independent Committee.

(c) Disclose the views of the Independent Committee as to whether Blackstone should issue a fairness opinion.

11.	(a) Disclose whether an assessment of the likelihood of additional payments from Altice One was requested by the Independent Committee from Blackstone, Net2Phone management or Kirkland & Ellis and, if so, their assessment of the likelihood and amounts of such payments.

(b) If Blackstone, Net2Phone management or Kirkland & Ellis could not make such assessment, discuss the issues that prevent such assessment.

12.	Page 43-44:

(a) Identify the “comparable companies” referred to in the last sentence of Blackstone’s “Value of Ongoing Business” analysis.

(b) Disclose the range of values for each component of Blackstone’s “Value of Ongoing Business” analysis.

(c) Disclose the range of values for which $18.6 million is the midpoint.

(d) Describe the results of the comparable company analyses (and the companies used by Blackstone); likewise for the precedent transactions analyses and premiums analysis.

(e) Disclose whether Blackstone gave the Independent Committee any range or ranges of values for the potential recovery of additional amounts by the Company based on Altice One’s termination of the agreements with the Company.

13.	Disclose the financial projections for base case and optimistic case cash flows from operations used by Blackstone in its “Value Of Ongoing Business” analysis.

14.	Disclose that, under certain circumstances, shareholders who do not tender their shares could receive a higher price for their shares in a long-form merger.

2